UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14A

Preliminary Proxy Statement Pursuant to Section 14(a) of

the Securities Exchange Act of 1934

(Amendment No. 1——)

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[X]   Preliminary Proxy Statement

[   ]   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

[   ]   Definitive Proxy Statement

[   ]   Definitive Additional Materials

[   ]   Soliciting Material under §240.14a-12

HYPERDYNAMICS CORPORATION

(Name of Registrant as Specified In Its Charter)

Empower Capital

Dr. Gerald Bailey

William Hayden

James Wilson

Andrew Windham

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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[ ] Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11

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~~[ ]~~ January 07, 2016

Dear Fellow Shareholders:

We are furnishing this proxy statement and the accompanying **GOLD** proxy card to stockholders of Hypderdynamics Corporation (the "Company") in connection with solicitation of proxies for our slate of four experienced, proven, and focused director nominees to be used at the Company's 2015 annual meeting of stockholders (the "Annual Meeting"). The Annual Meeting is scheduled to be held on Wednesday, January 27, 2016~~56~~, at 9 a.m. (CST). at the Hotel Sorella City Centre at 800 Sorella Court, Houston, TX 77024. This proxy statement and the accompanying **GOLD** proxy card are first being furnished to stockholders on or about January 19~~[ ]~~, 2016.

At the Annual Meeting, we are seeking the election of our four director nominees to the board of directors of the Company (the "Board"). We are using this proxy statement to solicit proxies from holders of the Company's common stock, par value $0.001 ~~[XX]~~ per share (the "Common Stock"), to vote for the election to the Board of our four experienced, focused, and trusted director nominees, and to vote on the other proposals identified in this proxy statement.

Only stockholders of record at the close of business on December 23, 2015 (the "Record Date") are entitled to attend and vote at the Annual Meeting and any adjournments or postponements thereof. Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock held on the Record Date with regard to each matter to be voted upon.

Whether or not you plan to attend the Annual Meeting, we urge you to vote for the election of our slate of four experienced, focused, and trusted director nominees to election to the Board by ~~signing, dating and returning the enclosed **GOLD** proxy card in the postage-paid envelope, or by~~ voting via the Internet or telephone. WE URGE YOU NOT TO RETURN ANY WHITE PROXY CARD SENT TO YOU BY THE COMPANY. Please note that if you submit a WHITE proxy card to **WITHHOLD** your vote with respect to any of the Company's nominees, that submission will not cause your shares to be counted as a vote **FOR** our slate of ~~three~~ four experienced, focused, and trusted director nominees, and will revoke any prior **GOLD** proxy card that you may have submitted. If you want to vote for our slate, use only the **GOLD** card or go online or call.

Also, if you hold your shares of Common Stock in a stock brokerage account or by a bank or other nominee, only they can exercise voting rights with respect to your shares and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly contact the person responsible for your account and give instructions to vote the **GOLD** proxy card.

If you have any questions or require any assistance in executing your proxy, please email us at info@empowercap.com.

Sincerely,

Empower Capital

James Wilson

2015 ANNUAL MEETING OF STOCKHOLDERS

OF

HYPERDYNAMICS CORPORATION

To Be Held on January 27, 2016

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PROXY STATEMENT OF Empower Capital and James Wilson

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We are furnishing this proxy statement and the accompanying **GOLD** proxy card to fellow stockholders of Hyperdynamics Corporation (the "Company") in connection with the solicitation of proxies for our slate of four experienced, proven, and focused director nominees to be used at the Company's 2015 annual meeting of stockholders (the "Annual Meeting"). The Annual Meeting is scheduled to be held on Wednesday, January 27, 2016~~56~~. Only stockholders of record at the close of business on December 23, 2015 (the "Record Date") are entitled to attend and vote at the Annual Meeting and any adjournments or postponements thereof.

We are soliciting your proxy for the Annual Meeting (and any adjournments or postponements thereof) for the following purposes:

- Proposal 1: To vote FOR the election of our slate of four experienced, proven, and focused director nominees to the board of directors of the Company (the "Board").

Additionally, there are three other proposals being presented for your consideration at the Annual Meeting, including:

- Proposal 2: To ratify the appointment of Hein & Associates LLP as the Company's independent auditor for the fiscal year ending June 30, 2016.

- Proposal 3: To hold an advisory vote to approve the executive compensation of the Company's named executive officers.

- Proposal 4: To amend the Company's 2010 Equity Incentive Plan to increase the number of shares of common stock authorized for issuance thereunder from 1,250,000 shares to 2,000,000 shares.

We are not aware of any other matters to be brought before the Annual Meeting other than as set forth in this proxy statement. Should any other matters be brought before the Annual Meeting, the proxies identified in the **GOLD** proxy card will vote the shares that they have been authorized to represent in accordance with their discretion. We are making this solicitation on the behalf of our slate of four experienced, proven, and focused director nominees, and not on behalf of the Board or management of the Company.

~~Stockholders who vote on the enclosed GOLD proxy card will have the opportunity to vote for the other candidates nominated by the Company for the other two seats on the Board that are up for election at the Annual Meeting. This gives stockholders who want to vote for our slate the ability to use the GOLD proxy card to vote for additional candidates to fill the other two seats.~~

For your information, the mailing address of the principal executive office of the Company is 12012 Wickchester Lane, Suite 475 Houston, Texas 77079. According to the Company, as of the Record Date, there were 21,046,591 shares of common stock outstanding.

WE URGE YOU TO GO ONLINE AT WWW.PROXYVOTE.COM OR CALL 1-800-454-8683 TO VOTE SIGN, DATE AND RETURN THE **GOLD** PROXY CARD IN FAVOR OF THE ELECTION OF OUR SLATE OF FOUR EXPERIENCED, PROVEN, AND FOCUSED DIRECTOR NOMINEES TO THE BOARD.

WE URGE YOU NOT TO SIGN ANY WHITE PROXY CARD SENT TO YOU BY THE COMPANY. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, BY EXECUTING A VOTE VIA THE INTERNET OR TELEPHONE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

IF YOU HOLD YOUR SHARES OF COMMON STOCK IN A STOCK BROKERAGE ACCOUNT OR BY A BANK OR OTHER NOMINEE, ONLY THEY CAN EXERCISE VOTING RIGHTS WITH RESPECT TO YOUR SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, WE URGE YOU TO PROMPTLY CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS TO VOTE THE GOLD PROXY CARD.

Important Notice Regarding the Availability of Proxy Materials for the

Stockholder Meeting to Be Held on Wednesday, January 27, 2016

: This proxy statement, and the GOLD proxy card, and other relevant documents are available free of charge through the website of the Securities and Exchange Commission at http://www.sec.gov. at

https:// [•]

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IMPORTANT

Your vote is important, no matter how many shares you own. We urge you to either go online or , call , or to sign, date and return the enclosed GOLD proxy card today to vote FOR the election of our slate of four experienced, proven, and focused director nominees to the Board.

- If your shares are registered in your own name, please use the **GOLD** proxy card to vote. by signing and dating the enclosed **GOLD** proxy card and returning it in the enclosed postage-paid envelope today.

- If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of the shares, and these proxy materials are being forwarded to you by your broker or bank. If you have received a **GOLD** voting instruction form, we ask you to can vote in one of the following ways:

- By Internet using the instructions included with your materials ; .

- or

- By signing, dating and mailing the voting instruction form in the enclosed pre-paid envelope;

- By telephone by calling the telephone number provided and following the instructions . ; or

- By Internet using the instructions included with your materials.

If a **GOLD** voting instruction form has not been provided, you must call your broker or bank and give the person responsible for your account instructions about how you would like them to vote on your behalf.

Because only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return a WHITE proxy card marked "WITHHOLD" as a protest, it will revoke any **GOLD** proxy card you may have previously sent to us. Remember, you can vote for our slate of four experienced, proven, and focused director nominees only on the **GOLD** proxy card or online or by phone. So please make certain that the latest dated proxy card you return is the **GOLD** proxy card.

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of our proxy materials, please contact us at info@empowercap.com.

Reasons for Solicitation

Long-term focused shareholder group recommends replacing CEO and certain legacy board members which has overseen almost $1 billion in value destruction, totaling more than 97% of Hyperdynamics' market value, during the past five years.

Calls for new strategy focused on rebuilding the strained relationship with the Company's partners, addressing capital allocation issues, and creating significant value for shareholders led by a reconfigured board and leadership with proven expertise, the right relationships, and a clear plan.

Dear Fellow Hyperdynamics Shareholders:

We have a deep understanding of Hyperdynamics Corporation (OTCQX: HDYN) and have engaged with the Company's global partners and stakeholders and we believe that the future of the Company is at stake. We are very troubled by the extent of the mistakes, questionable actions, and unaccountability of the CEO and certain legacy board members. This is a situation where the problems are extensive and real change is urgently needed.

We recently informed the Company about our plan to initially nominate a slate of three experienced and proven oil & gas and Africa focused business leaders to the Board of Directors of the Company at the annual shareholder meeting, including Dr. Gerald Bailey, Mr. William Hayden, and Mr. James Wilson.

However, instead of working with us to improve the situation at the Company, the CEO and certain members of the legacy board have responded by postponing the shareholder meeting from its original date of December 15, 2015 to January 27, 2016 and by increasing the size of the board to include a medical malpractice attorney who appears to have no business, capital markets, natural resources, or Africa experience. The effect of this is to further delay the opportunity for shareholders to have our voices heard and address the legacy and current problems, as well as unnecessarily increasing corporate costs.

As a result of these actions of the CEO and certain members of the legacy board, we have further recently updated and supplemented our notice to include an additional director nominee, Mr. Andrew Windham, in accordance with the Company's by-laws. Thus, our slate now has a total of four director nominees. The CEO and certain members of the legacy board are attempting to not allow us to do this, however, we have noticed the relevant parties at the Company that we have followed proper procedure and thus have the right to include our additional director nominee. All of our four director nominees have consented to being named in this proxy statement.

Thus, we are writing to ask you to support our slate of director nominees, which will have a mandate to replace the current CEO with an experienced and focused oil & gas executive and together with the reconfigured board pursue a refocused strategy to successfully take the Company to a new level of growth while addressing the historical capital allocation and other issues.

We have prepared a comprehensive presentation in which we analyze the Company's situation, provide a detailed background of our nominees and explain our plan to rebuild the trust in the Company with investors and partners thus positioning Hyperdynamics for long-term growth that will unlock transformational value for all shareholders. This comprehensive presentation will be filed separately.

Numerous compelling reasons to replace the CEO and certain legacy board members

When you think about how to vote at this year's annual meeting, we ask that you remember the value destruction and multiple questionable actions that we believe is caused by the CEO and certain legacy board members which shows they lack the credibility and competence to run the Company, while having no strategy or vision to unlock growth and create substantial value for shareholders:

- Lost substantial shareholder value every year for the past five years, totaling almost $1 billion or 97% in value destruction

    - This dismal result is primarily related to *factors other than* the decline in oil prices or the previous DOJ & SEC FCPA investigation as most of this value destruction occurred before then

- Spent almost $50 million in administrative and general expenses since 2012

    - This is especially questionable when the operatorship of their only asset was farmed out in December 2012, there were no growth initiatives executed during this time, and this amount excludes the costs incurred during the FCPA cases

- Costly failed and unexplained attempt to "diversify asset base" with two separate down payments totaling $10 million that was then completely lost within 5 months, which at the time was over 20% of the company's cash balance

    - Shareholders were also not informed as to the country or company the investment was to be made in nor the strategic benefit this investment was going to provide

    - Additional information is available in the Company's December 2011 10Q and March 2012 10Q

- Since 2011, the top management and directors have *paid themselves almost $18,000,000 in salary and payments*, with salaries being raised again in October 2015

    - In 2014 and 2015, the Board approved Ray Leonard's cash salary and bonus of $1,200,000, even while acknowledging that he achieved none of the Company's compensation metrics and goals

- Overspent to drill only one well for $125 million, more than 3.5x original estimate, when consistently stating that it would be easy to drill two wells for only $80 million

- Publicly antagonized and acted aggressively with their key operating partner, at a time when cooperation was needed, as well as showing consistent disregard for the Company and shareholders

    - This was further displayed with Ray Leonard's comments on January 5 of this year accusing Tullow of failure when Tullow has actually led the work program, budget discussions, and traveled to Guinea on numerous occasions and indicated their willingness to fund their portion of the drilling of the well.

- Sued in 3 separate instances by different sets of shareholders for misleading shareholders and also for misrepresentation

- Spent almost $13 million on fees relating to the FCPA cases, when our research and also a Wall Street Journal report has shown that for a company like Hyperdynamics and with only one asset in one country the cost should be no more than $5 million if not lower

- Changed the company's by-laws to require 50% more shares for shareholders to initiate a shareholder meeting just before they announced the unexplained lose of the $10 million in down payments and a number of other negative news

- Multiple internal and reporting control issues almost every year since 2009 which culminated in the independent auditor, Deloitte, declining to continue as such this year

- Have not had a shareholder meeting in almost two years, which appears to be in violation of the Company's by-laws that require a shareholder meeting every year

    - Now has delayed the current shareholder meeting, thus further displaying a disregard for shareholders

Even with the destruction of shareholder value, the missing of multiple growth opportunities that would have positioned the Company for the future, and the squandering of the Company's cash reserves that the CEO and certain legacy board members have led, we still believe in the potential of the Company to grow and also in the potential of the oil block in Guinea. However, this growth and value can only be achieved by replacing the CEO and certain legacy board members with a proven, experienced, and focused group.

Overview of our proven, experienced, and focused director nominees

Our nominees are highly qualified and known value creators:

Dr. Gerald Bailey is a former Exxon President with over 40 years of experience in the international petroleum industry in all aspects, both upstream and downstream with specific Middle East and Africa skills and U.S. onshore/offshore sectors. Dr. Bailey has served in a senior leadership or executive capacity in Abu Dhabi, Qatar, Libya, amongst other countries. Dr. Bailey has a PhD, has written multiple papers and studies on the oil industry, and has appeared as a keynote speaker at a number of industry conferences.

Mr. William Hayden is a geologist with over 35 years of experience in the mineral, energy, and exploration industry focused primarily in Africa and Asia. Mr. Hayden currently serves as a Chairman or director of a number of public and private resources exploration companies and has consistently been a successful first mover in Africa, including having discovered two of the most prolific natural resource finds in southern Africa since the 1990's. Mr. Hayden was also a co-founding director of Ivanhoe Agadem Petroleum, which was one of the first western oil exploration groups to re-enter the now prolific Agadem oil basin in Niger.

Mr. James Wilson is a merchant banker with over 15 years experience in financing and developing companies and projects globally and is a Senior Advisor to leading global 500 companies operating in Africa's petroleum, resources, and development sectors. Mr. Wilson is a director of a Republic of Guinea focused exploration and resources company where he was an integral part of the group that led the company through to its successful and over-subscribed IPO. Mr. Wilson is a former investment banker with JP Morgan, Morgan Joseph, and Standard Chartered and has an MBA from the Wharton Business School. Mr. Wilson is considered a thought leader and innovative deal-maker in Africa and other emerging growth regions, where he maintains deep and close relationships with key decision makers across multiple countries in Africa, China, and globally.

Mr. Andrew Windham is the former Managing Director of the Africa region at Tullow Oil and has over 30 years of experience in the oil exploration sector primarily focused on Africa. During his tenure at Tullow, Mr. Windham played a key role in making Tullow what it is today and led the company's entry into now prolific countries with significant oil discovers such as Ghana, Kenya, Uganda, among many others. Mr. Windham is currently a Director at T5 Oil and Gas, which is an Africa focused oil & gas exploration and investment company founded by previous Tullow Board members and senior executives. Mr. Windham was a senior executive and on the Board of Energy Africa prior to it being acquired by Tullow. Based in Cape Town, South Africa, Mr. Windham was trained as a lawyer and received his law degree from Cambridge University in the United Kindgom.

Further background on the director nominees is available in our presentation and below in the Additional Information About Our Slate of Nominees.

Strategic plan for sustainable growth and unlocking substantial shareholder value

We believe that Hyperdynamics should implement a ~~refocused~~ revised strategy that focuses on improving capital allocation issues, reengagement with the global investment community and other key stakeholders, and leverages the current low oil price environment to grow substantially.~~, reengage with the global investment community and other key partners to gain needed support, and improve capital allocation issues.~~

Improve capital allocation & emphasize partnerships: Over the past several years, the Company has operated in a disastrous way where overspending has been the norm and the use of capital has not been carried out in a prudent and strategic manner. This has led to significant questionable actions and mistakes across multiple areas which have been under explained or not explained at all. Part of our plan to improve capital allocation is to decrease and realign salaries so that the Company can be in a strong position for future development and to continue with a large working interest in its Guinea oil block while emphasizing partnerships. We have a specific plan to achieve this.

Rebuild trust with the global investment community and other key stakeholders: Over the past several years the CEO has not engaged or communicated well with shareholders, the Company's only operating partner, the host government of the Company's only asset, and the global investment community. Even with the recent challenges that the Company faced, there is no excuse for not effectively communicating with key stakeholders or for taking actions that shows disdain for the Company, shareholders, and partners. The actions of the CEO and the legacy board have caused the Company to lose complete credibility and undermined the trust in the Company and its current leadership thus putting the future of Hyperdynamics in jeopardy. Without the support of current shareholders, the global investment community, and other current and future partners, Hyperdynamics will not be able to raise capital in the future nor garner the support to continue as a significant working interest partner in the Guinea concession. It is imperative that the Company reengages with and uses effective communication with these important stakeholders as a matter of immediate urgency led by a reconfigured board that is experienced and trusted. We have a specific plan to achieve this.

Opportunistically acquire a low cost world-class prolific potential asset: Hyperdynamics has a sizable working interest in one of the largest concessions in West Africa, which is fully funded for the next stage of exploration. However, this is the Company's only asset. Although our primary objective will be to secure the Guinea block for the long-term and reestablish a good working relationship with the Company's

partners, w~~W~~e believe the current low oil price environment also creates a unique opportunity to leverage Hyperdynamics' position and public company status as well as the support indicated to our director nominees by potential future investors and partners to create a very focused high impact Africa oil explorer with targeted world-class assets. With support of shareholders, our proven nominees will look to selectively acquire a very high potential and already de-risked asset in established regions that have low economic break-even prices in a country where we have strong relationships and only in an opportunistic scenario. We have a specific plan and have also identified potential targets and countries.

Your vote is important

We believe that Hyperdynamics needs a reconfigured board with strong directors and a proven ability to create value in oil & gas and in Africa. Hyperdynamics needs a reconfigured board with a mandate to put in place a CEO with the right exploration experience and shareholder focus. Hyperdynamics needs a reconfigured board with the ability to position the Company for significant long-term growth.

Your vote is important, no matter how many or how few shares you own. We ask that you vote for our slate of ~~three~~ four director nominees to lead the reconfigured board. Let's work together to make the necessary changes that are urgently needed.

More information will be available at https://www.SaveHyperDynamics.com

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PROPOSAL 1
ELECTION OF DIRECTORS

According to the proxy statement filed by the Company on December 28, 2015 (the "Company Proxy Statement"), all six of the Company's Board of Director positions will be up for election at the Annual Meeting. The term of office of a person elected as a director at the Annual Meeting will continue for a term of one year each or until their successors are elected and qualified.

As stated in the Company Proxy Statement, directors of the Company will be elected on a plurality basis, meaning the six nominees who receive the greatest number of votes "For" at the Annual Meeting will be elected.

We are not authorized to include the Company's nominees as part of our GOLD proxy card, shareholders will be disenfranchised with respect to voting for two seats on the board if you use our GOLD proxy card. This means that by using our GOLD proxy card, you will only have the option to vote for our four director nominees. Thus it is expected that the two of the Company's nominees who receive the fifth and sixth most votes will also be elected. However, given that our nominees will have the majority of the board seats if all of our four director nominees are elected, we will still be able to implement our proposals. Additionally, if the directors we list below who we believe should be replaced are elected to board, we will make every effort to ensure that they are replaced with Patricia Moller and Ian Norbury, who are two of the Company's nominees.

About this Solicitation

Pursuant to this proxy statement, we are soliciting proxies from holders of Common Stock to vote for our slate of four experienced, proven, and focused director nominees at the Annual Meeting.

As discussed above in the section titled "Reasons for Solicitation":

We believe that new leadership and vision is needed

The current CEO, Ray Leonard, and specific other board members should be replaced with proven and focused directors. The reconfigured board will be able to put in place a CEO with the right exploration experience and shareholder focus and together will be able to implement the strategic and urgent initiatives which will position the Company for long-term success.

Our slate of four director nominees are uniquely qualified and proven value creators

The four director nominees each has skills important and necessary for taking the Company to the next level of growth and development. Along with their fresh and unique perspectives, they possess the right experience, skill sets, relationships, and focus to transform Hyperdynamics and position the Company to create substantial shareholder value.

Please refer to the Company Proxy Statement for the backgrounds and qualifications of the Company's nominees, and certain other information about them.

The election of our four director nominees will not signify a change of control under the Company's commercial agreements nor do we anticipate any option acceleration except in that the CEO may potentially require a severance. We do not anticipate acceleration of the Company's debt instruments.

Additional Information About Our Slate of Nominees

Dr. Gerald Bailey, PhD

Dr. Bailey, 74 years old, has over 40 years of experience in the international petroleum industry in all aspects, both upstream and downstream with specific Middle East and Africa skills and U.S. onshore/offshore sectors. Along with being the CEO of MCW Energy Group since October 2012, he is currently the Chairman of Bailey Petroleum, LLC, a consulting firm for major oil and gas exploration/development corporations. In addition, he is Chief Operating Officer of Indoklanicsa, Nicaragua, Vice Chairman, Trinity Energy Group, Inc., Chairman of American Impact Energy and CEO of American Dakota Refinery, LLC. Dr. Bailey previously served as the Chairman of Vanguard Energy Corporation from June 2010 to July 2013 and Chairman of BCM Energy Partners, Inc. from December 2010 to December 2014.

Dr. Bailey is retired from Exxon, lastly as President, Arabian Gulf. During his Exxon career, he also served as the Assistant General Manager, Administration & Commercial, Abu Dhabi Onshore Oil Company; Operations Manager, Qatar General Petroleum Corp., Dukhan Operations and the Operations Manager, Qatar General Petroleum Corp., Umm Said Operations. He was also the Operations Superintendent, Exxon Lago Oil, Aruba and has spent time in Libya as Operations Superintendent for Esso Standard, Libya, Brega, with experience in LNG and oil field production. His earlier career included service with Texaco where he gained skills in oil additives and petrochemicals manufacturing.

Dr. Bailey holds a BS Degree in Chemical Engineering from the University of Houston, an MS Degree in Chemical Engineering from the New Jersey Institute of Technology, Newark, New Jersey, a PhD Degree from Columbia Pacific University, San Rafael, CA and is a graduate of Engineering Doctoral Studies from Lamar University, Beaumont, TX. He has written many articles, papers and studies on the oil industry, and has been a keynote speaker of many international industry conferences including the Money Show conference with his address, "The Future of Oil & Gas Developments," and FreedomFest Conference, "Investing In Oil," and also has appeared recently on national Chinese television discussing the "World Energy Outlook." He is a member of the Middle East Policy Council, Society of Petroleum Engineers and the American Institute of Chemical Engineers.

William Hayden, BsC

Mr. Hayden, 64 years old, is a geologist with over 35 years experience in the mineral, energy, and exploration industry, much of which has been in Africa and the Asia-Pacific region. Since 1983, he has worked in a management capacity with several natural resource exploration companies.

Mr. Hayden was a Co-founding Director of Ivanhoe Agadem Petroleum, one of the first western oil exploration groups to re-enter the now prolific Agadem oil basin and work with the Government of Niger and their most recent petroleum code advisors to explore the basin prior to CNPC. He is also the Co-founder and former President of Ivanplats, currently TSX-listed Ivanhoe Mines Ltd, a successful first mover in the Democratic Republic of Congo and South Africa having discovered and initiated develop of two of the largest natural resource projects in Africa since the early 1990's. Mr. Hayden has been a director of Ivanhoe Mines since 2007. Mr. Hayden has also previously served as President of Ivanhoe Philippines and GoviEx Uranium Niger.

Mr. Hayden currently serves as a director of TSX-listed Ivanhoe Mines Ltd, NYSE and TSX-listed NovaCopper, Sky Alliance Resources, HKSE-listed China Polymetallic Mining, ASX-listed Condoto Platinum, and ASX-listed Globe Metals & Mining.

He holds a Bachelor of Science (Hons) in Geology from Sierra Nevada College, Nevada.

James Wilson, MBA

James Wilson, 37 years old, has over 15 years experience in financing and developing public and private companies and projects in the United States, Africa, and Asia. He is the Chairman of Empower Capital since 2011, an emerging natural resource and development projects sponsor. Empower Capital has partnered with some of the largest international infrastructure and resource development companies for growth projects in Africa, including in Nigeria, Ethiopia, Kenya, Ivory Coast, and other countries.

Mr. Wilson is a Senior Advisor to leading global 500 companies operating in Africa, including Sinopec and China Railway Construction Corporation.

He is a Board Director of Sky Alliance Resources, a minerals exploration and development company with assets in the Republic of Guinea. He was part of the group that led the company through the successful and over-subscribed IPO of its principle mining asset.

He is a former investment banker with JP Morgan, Morgan Joseph, and Standard Chartered, where he specialized in raising capital in the public and private markets as well as in mergers & acquisitions for corporate and private equity clients globally.

Considered a thought leader on the emerging Africa growth story, Mr. Wilson maintains deep and close relationships with key decision makers across multiple countries in Africa, China, and globally. He is a frequent speaker at international conferences and has been recognized by global media outlets as an innovative emerging markets and Africa-focused entrepreneur and deal-maker.

A fluent Mandarin Chinese speaker, he has studied at the East China University of Politics & Law where he undertook his masters level studies in Investment Law exclusively in Mandarin Chinese.

Mr. Wilson received his MBA from the Wharton Business School of the University of Pennsylvania, where he was Chairman of the Wharton Asia Business Conference, and has a BSc from Carnegie Mellon University, where he graduated with distinction from the Phi Beta Kappa Honor Society.

Mr. Andrew Windham, BA

Mr. Windham, 62 years old, was brought up in East Africa and has over 30 years experience in the oil exploration industry, primarily focused in Africa where he has explored for or developed oil & gas projects in over 10 African countries where in many cases he and his team were one of the first movers in those now prolific countries. Mr. Windham is currently a Director of T5 Oil and Gas, which is an Africa focused oil & gas exploration and investment company founded by previous Tullow Board members and senior executives.

Mr. Windham was with Tullow Oil, first serving as a full-time consultant to the company for two years before becoming the Managing Director for Africa from 2007 to 2012, until his retirement. During his tenure at Tullow, and its predecessor, Energy Africa, Mr. Windham played a key role in making Tullow what it is today and, with others, and led the company's entry into the now prolific countries of Ghana, Kenya, Uganda, among others, which all have significant oil discoveries and where Tullow is a leading operator.

Mr. Windham was a senior executive of Energy Africa prior to it being acquired by Tullow. While at Energy Africa, Mr. Windham served as General Counsel based in London but traveling extensively throughout Africa. He was subsequently promoted to Commercial Director and became a Board member, helping to lead the growth that prompted Tullow to acquire the company.

Mr. Windham has a law degree from Cambridge University and began his career as a qualified solicitor in the City of London with Stephen Harwood & Tatham before moving into industry first in the defence sector (Westland Aircraft Ltd) and then in 1983 into the oil & gas sector where he became legal director of Clyde Petroleum plc.

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- No participant within the past year has been, a party to any contract, arrangement or understanding with any persons with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profits, divisions of losses or profits, or the giving or withholding of proxies;

- No participant within the past year has been, a party to, and neither of us nor our family members have had a direct or indirect material interest with respect to, any transaction or series of similar transactions since the beginning of the Company's last fiscal year to which the Company or any of its subsidiaries was or is a party.;

- No participant has not been convicted in a criminal proceeding nor is a named subject of a pending criminal proceeding (excluding traffic violations and similar misdemeanors) during the past ten years; and

- No participant has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

Overview of skills matrix of our slate of nominees

	Gerald Bailey, PhD	William Hayden, BSc	James Wilson, MBA	Andrew Windham, BA
	Proposed Director Nominees			
International Oil & Gas and Resources Experience	✓	✓	✓	✓
Africa Experience	✓	✓	✓	✓
Guinea Experience		✓	✓	
Strategic Oversight	✓	✓	✓	✓
Other Board Experience	✓	✓	✓	✓
Governance	✓	✓	✓	✓
Financial & Accounting	✓	✓	✓	✓
Mergers & Acquisitions	✓	✓	✓	✓
Government Relations / Regulatory	✓	✓	✓	✓
Human Resources	✓	✓	✓	✓
Legal / Capital Markets Experience in US	✓	✓	✓	
Global Capital Markets Experience	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓

<u>Additional reasons we believe specific legacy directors need to be replaced</u>

Our slate of four director nominees is looking to replace four current directors on the board, including the CEO, Ray Leonard, and three non-executive directors, William Strange, Fred Zeidman, and Gary Elliston.

We believe only replacing Ray Leonard on the board will not be enough to fix and address the problems at the Company. In addition to replacing Ray Leonard, our slate of director nominees are will also plan to replace the three above mentioned so-called independent directorss who are neither independent nor we believe are not qualified to serve on the board of the Company:.

<u>William Strange</u>

● A Director since 2010, he is one of the longest serving directors on the Board, thus we believe he has overseen and approved essentially all of the destructive actions by Ray Leonard.

● Although he was an audit partner with Deloitte for over 29 years, we believe he failed to provide the needed oversight to prevent the ineffectual controls that led to the multiple disastrous missteps.

● For many years during the majority of the time that he has been a director, the Company has reported some type of material internal control or accounting issue, including in 2011, 2012, 2013, and now Deloitte has declineding to be the auditor for the 2016 fiscal year.

<u>Fred Zeidman</u>

- A Director since 2009, he is the longest serving legacy director and we believe a very key decision maker in the disastrous actions that Ray Leonard has taken and continues to take.

- He has been *specifically identified and accused* in the ongoing lawsuit by other shareholders for hiding and misrepresenting information and possibly lying to shareholders.

- He has been paid almost $800,000 as a non-executive and we believe is a ~~clear~~ part of the culture of excess and unaccountability.

Gary Elliston

- Appointed in November 24, 2015, in our opinion, he appears to be a Ray Leonard ~~crony~~ associate and that his ~~d~~Director appointment is potentially ~~a form of payment~~ in relation to ~~for~~ buying a significant number of additional shares to vote at the shareholder meeting.

- A medical malpractice attorney, he seems to us to have no relevant ~~business,~~ capital markets, oil & gas exploration, nor international experience.

- Ray Leonard increased the size of the board to add him as a Director when we believe he appears to provide very little ~~if any~~ benefit to the Company as a director.

Given what appears to ~~be the lack of independence,~~ specific highly questionable actions, and lack of experience by certain of these members of the Board, we believe it is clear why the Company has experienced the problems it has and thus we believe that Ray Leonard and these other three directors need to be replaced and a culture of shareholder focus and director accountability put in place.

Use Your GOLD Card

The accompanying GOLD proxy card will be voted in accordance with your instructions. You may specify that your shares should be voted FOR our slate of nominees or you may WITHHOLD authority to vote for our slate.

~~If you do not want your shares to be voted for the Company's other nominees either, you may also withhold authority to vote for them by writing their names on the proxy card in the space provided.~~

If you hold your shares of common stock in a stock brokerage account or by a bank or other nominee, only they can exercise voting rights with respect to your shares and only upon receipt of your specific instructions. Accordingly, we urge you to use your voting instruction form, or otherwise promptly contact the person responsible for your account, and give them instructions to vote the GOLD proxy card.

According to the Company Proxy Statement, the election of a director by stockholders shall be determined by a plurality of the votes cast by the stockholders of record entitled to vote at the election present in person or represented by proxy, and the nominees receiving the greatest number of affirmative votes of the shares present in person, or represented by proxy, and entitled to vote at the Annual Meeting will be elected, provided a quorum is present. According to the Company Proxy Statement, abstentions and broker non-votes will not be counted toward a nominee's total. According to the Company Proxy Statement, because brokers or other nominees who hold shares "in street name" do not have discretionary voting authority over such shares in an election of directors, shares held "in street name" will not be voted in this election for a director unless the holder specifically instructs the holder's brokers or other nominees on how to vote.

If no instructions are given with respect to this proposal and the GOLD proxy card is returned, the GOLD proxy card will be voted FOR our slate. However, we ask that you go online or call to vote.

NOTIFICATION OF ADDITIONAL DIRECTOR NOMINEE

In accordance with the Company's by-laws, on December 17, 2015 we informed the Company's Corporate Secretary of an update and supplement to our notification regarding our intention to nominate an alternative slate of director nominees to the Company's board of directors. Along with the other director nominees, Mr. Andrew Windham will also be an important addition to the board of directors given his previous experience and relationship with Tullow Oil, a key partner in the Company's Guinea oil concession. Although we believe that it is clear our update and supplement is timely and proper, the Company's management is attempting not to allow for our additional director nominee. We have notified the Company's Corporate Secretary that we have been informed by our legal counsel that we are able to include our additional director nominee. Although we firmly believe that our update and supplement is timely as per the Company's by-laws, if the Company further challenges our update and supplement, we may be forced to take the matter to court and we cannot say for certain how the matter will be resolved. Given the current situation at the Company, we believe it is important for the Company to have Mr. Andrew Windham and our other nominees as Directors on the Company's board.

WE RECOMMEND THAT YOU VOTE *FOR* THE ELECTION OF
OUR SLATE OF FOUR EXPERIENCED, PROVEN, AND FOCUSED
DIRECTOR NOMINEES TO THE BOARD

PROPOSAL 2
RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

According to the Company Proxy Statement, the Company will solicit proxies to ratify the selection of Hein & Associates LLP ("Hein") by the Board as independent registered public accounting firm to audit the accounts and records of the Company for the fiscal year ending June 30, 2016.

We recommend that you vote FOR this proposal. You may vote on the ratification of the selection of Hein by marking the proper box on the **GOLD** proxy card, or, if you hold your shares through a brokerage firm or bank, by using your voting instruction form to instruct them how to vote your shares on the **GOLD** proxy card. If no instructions are given with respect to this proposal and the **GOLD** proxy card is returned, the **GOLD** proxy card will be voted FOR the ratification of the selection of Hein. According to the Company Proxy Statement, ratification of the Company's selection of independent registered public accounting firm will require the affirmative vote of a majority of the shares present in person, or represented by proxy, and entitled to vote at the Annual Meeting, provided a quorum is present. According to the Company Proxy Statement, because brokers or other nominees who hold shares "in street name" do not have discretionary voting authority over such shares, shares held in "in street name" would not be voted on this proposal unless the holders specifically instruct their brokers or other nominees on how to vote.

WE RECOMMEND THAT YOU VOTE *FOR* THE RATIFICATION OF THE
SELECTION OF HEIN & ASSOCIATES LLP

PROPOSAL 3
ADVISORY VOTE ON EXECUTIVE COMPENSATION

According to the Company Proxy Statement, the Company is requesting advisory approval of the compensation of the Company's named executive officers as disclosed in the compensation table and the narrative discussion set forth in the Company Proxy Statement. This non-binding advisory vote is commonly referred to as a "say on pay" vote and is required to be conducted pursuant to Section 14A of the Securities Exchange Act of 1934, as amended. The next stockholder advisory vote will occur at the Company's 2018 annual meeting, unless stockholders determine otherwise.

Pursuant to this proxy statement, we are soliciting proxies from holders of Common Stock to vote *against* the compensation of the Company's named executive officers as described in the Company Proxy Statement. We intend to use this proxy to vote *against* the compensation of the Company's named executive officers as described in the Company Proxy Statement as we feel that the salary and bonus' paid are excessive given that the Named Executive Officers have not created value to shareholders.

In the section titled "Reason for Solicitation", we provide more details regarding why we feel that the salaries, bonus', and additional payments have been and continue to be excessive.

We recommend that you vote AGAINST this proposal. You may vote on the advisory approval of the compensation of the Company's named executive officers by marking the proper box on the **GOLD** proxy card, or, if you hold your shares through a brokerage firm or bank, by using your voting instruction form to instruct them how to vote your shares on the **GOLD** proxy card. If no instructions are given with respect to this proposal and the **GOLD** proxy card is returned, the **GOLD** proxy card will be voted AGAINST the advisory approval of the compensation of the Company's named executive officers. According to the Company Proxy Statement, advisory approval of the compensation of the Company's named executive officers will require the affirmative vote of a majority of the shares present in person, or represented by proxy, and entitled to vote at the Annual Meeting, provided a quorum is present. According to the Company Proxy Statement, because brokers or other nominees who hold shares "in street name" do not have discretionary voting authority over such shares, shares held in "in street name" would not be voted on this proposal unless the holders specifically instruct their brokers or other nominees on how to vote.

WE RECOMMEND THAT YOU VOTE *AGAINST* THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPANY'S PROXY STATEMENT

PROPOSAL 4
AMENDMENT TO THE COMPANY'S 2010 EQUITY INCENTIVE PLAN

According to the Company Proxy Statement, Stockholders are being asked to approve an amendment to the Company's 2010 Equity Incentive Plan to increase the number of shares available for issuance under the 2010 Plan by 750,000 shares from 1,250,000 to 2,000,000 shares.

We believe that the number of shares of Common Stock currently available for issuance under the 2010 Plan is insufficient since there will not be enough shares remaining for any future annual equity incentive grants after the Company's equity incentive grants for the fiscal year ended June 30, 2015 are fully vested and thus limit the Company's ability to attract, retain and motivate top quality employees and non-employee members of the Board of Directors. We believe that if the Amendment is not approved it may be difficult to retain officers and non-employee directors for the Company.

We recommend that you vote FOR this proposal. You may vote on approval of the amendment to the Company's 2010 Equity Incentive Plan by marking the proper box on the **GOLD** proxy card, or, if you hold your shares through a brokerage firm or bank, by using your voting instruction form to instruct them how to vote your shares on the **GOLD** proxy card. If no instructions are given with respect to this proposal and the **GOLD** proxy card is returned, the **GOLD** proxy card will be voted FOR the approval of the amendment to the Company's 2010 Equity Incentive Plan. According to the Company Proxy Statement, the approval of the amendment to the Company's 2010 Equity Incentive Plan will require the affirmative vote of a majority of the shares present in person, or represented by proxy, and entitled to vote at the Annual Meeting, provided a quorum is present. According to the Company Proxy Statement, because brokers or other nominees who hold shares "in street name" do not have discretionary voting authority over such shares, shares held in "in street name" would not be voted on this proposal unless the holders specifically instruct their brokers or other nominees on how to vote.

**WE RECOMMEND THAT YOU VOTE *FOR* THE APPROVAL OF THE AMENDMENT
TO THE COMPANY 2010 EQUITY INCENTIVE PLAN**

VOTING PROCEDURES

According to the Company Proxy Statement, only holders of record of shares of Common Stock as of the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting and at any adjournments or postponements thereof. According to the Company Proxy Statement, as of the Record Date of December 23, 2015, there were 21,046,591 shares of Common Stock outstanding, and each stockholder is entitled to one vote for each share of Common Stock held as of the Record Date on all matters presented at the Annual Meeting.

As explained in the detailed instructions on your **GOLD** proxy card, there are four ways you may vote your shares of Common Stock:

- Sign, date and return the **GOLD** proxy card ~~in the postage-paid envelope. We recommend that you vote using the **GOLD** proxy card even if you plan to attend the Annual Meeting in person~~;

- Vote via the Internet by following the voting instructions on the **GOLD** proxy card;

- Vote by telephone by following the voting instructions on the **GOLD** proxy card; or ~~or~~

- Vote in person by attending the Annual Meeting. Note, however, if you hold your shares of Common Stock through a brokerage firm or bank, you must obtain a legal proxy from such custodian in order to vote in person at the Annual Meeting. We recommend that you vote using the **GOLD** proxy card even if you plan to attend the Annual Meeting in person.

-

If you are the beneficial owner of shares held in a stock brokerage account or by a bank or other nominee on the Record Date, such institution should provide you with information regarding the methods by which you can direct such institution to vote your shares. Your brokerage firm or bank should send you a GOLD voting instruction card to be completed, signed, dated and returned by a date in advance of the Annual Meeting, and/or information on how to communicate your voting instructions to them by telephone or over the Internet.

If you are the beneficial owner of shares held though a brokerage firm or bank, we encourage you to promptly provide instructions to such institution to vote your shares in accordance with the **GOLD** proxy card. This ensures that your shares will be voted at the Annual Meeting.

If you give us your proxy, your shares will be voted in the manner you indicate. You may specify whether your shares should be voted FOR the election of our slate, or whether you WITHHOLD authority for your shares to be voted for the election of our slate. You may also indicate that you wish to WITHHOLD authority for your shares to be voted for the Company's nominees. You may also specify whether your shares should be voted FOR or AGAINST each of the other proposals. If you sign, date and return the **GOLD** proxy card without indicating your instructions, your shares will be voted as follows:

FOR the election to the Board of our slate of four director nominees ~~as well as Patricia N. Moller and Ian Norbury~~;

FOR the ratification of the appointment of Hein & Associates LLP as the Company's independent auditor for the fiscal year ending June 30, 2016.

AGAINST the advisory vote to approve the executive compensation of the Company's named executive officers.

FOR the amendment of the Company's 2010 Equity Incentive Plan to increase the number of shares of common stock authorized for issuance thereunder from 1,250,000 shares to 2,000,000 shares.

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With respect to matters other than those set forth above that may properly come before the Annual Meeting, or at any postponement or adjournment thereof, we will vote the shares we have been authorized to represent in accordance with what we believe is in the best interest of the shareholders and the Company.

Broker Non-Votes and Required Votes

If you hold your shares of Common Stock through a bank, broker or other nominee (commonly referred to as holding your shares in "street name") and do not provide voting instructions to the record holder of the shares, your shares of Common Stock will not be voted on any proposal on which your bank, broker or other nominee does not have discretionary authority, under applicable rules, to vote. Accordingly, if your shares of Common Stock are held in street name, your bank, broker or other nominee has enclosed a voting instruction card with this proxy statement. We strongly encourage you to vote your shares of Common Stock in favor of the election of our slate of nominees to the Board by following the instructions provided on the voting instruction card.

According to the Company Proxy Statement, the election of a director by stockholders (Proposal 1) shall be determined by a plurality of the votes cast by the stockholders of record entitled to vote at the election present in person or represented by proxy, and the nominees receiving the greatest number of affirmative votes of the shares present in person, or represented by proxy, and entitled to vote at the Annual Meeting will be elected, provided a quorum is present. Abstentions and broker non-votes will not be counted toward a nominee's total. According to the Company Proxy Statement, because brokers or other nominees who hold shares "in street name" do not have discretionary voting authority over such shares in an election of directors, shares held "in street name" will not be voted in this election for a director unless the holder specifically instructs the holder's brokers or other nominees on how to vote.

According to the Company Proxy Statement, the proposal on the ratification of the Company's selection of independent registered public accounting firm (Proposal 2) will be approved if the votes cast in favor exceed the votes cast against approval. According to the Company Proxy Statement, abstentions and broker non-votes will not be counted as either a vote "For" or "Against" Proposal 2. According to the Company Proxy Statement, because brokers or other nominees who hold shares "in street name" do not have discretionary voting authority over such shares in such non-routine matters, shares held "in street name" will not be voted on this advisory vote on executive compensation unless the holders specifically instruct their brokers or other nominees on how to vote.

According to the Company Proxy Statement, the proposal on approval of executive compensation (Proposal 3) will be approved in a non-binding advisory vote if the votes cast in favor exceed the votes cast against approval. According to the Company Proxy Statement, abstentions and broker non-votes will not be counted as either a vote "For" or "Against" Proposal 3. According to the Company Proxy Statement, because brokers or other nominees who hold shares "in street name" do not have discretionary voting authority over such shares in such non-routine matters, shares held "in street name" will not be voted on this advisory vote on executive compensation unless the holders specifically instruct their brokers or other nominees on how to vote.

According to the Company Proxy Statement, the proposal on approval of the amendment to the Company's 2010 Equity Incentive Plan (Proposal 4) will be approved if the votes cast in favor exceed the votes cast against approval. According to the Company Proxy Statement, abstentions and broker non-votes will not be counted as either a vote "For" or "Against" Proposal 3. According to the Company Proxy Statement, because brokers or other nominees who hold shares "in street name" do not have discretionary voting authority over such shares in such non-routine matters, shares held "in street name" will not be voted on this advisory vote on executive compensation unless the holders specifically instruct their brokers or other nominees on how to vote.

Revocation of Proxies

You may revoke or change your proxy instructions at any time prior to the vote at the Annual Meeting by:

- ~~submitting a properly executed, subsequently dated **GOLD** proxy card that will revoke all prior proxy cards, including any WHITE proxy cards that you may have submitted to the Company;~~

- providing instructions by telephone or via the Internet as to how you would like your shares of Common Stock voted;

- attending the Annual Meeting and withdrawing your proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy);

- submitting a properly executed, subsequently dated **GOLD** proxy card that will revoke all prior proxy cards, including any WHITE proxy cards that you may have submitted to the Company; or~~or~~

- delivering written notice of revocation to ~~either Empower Capital at [ ] or to~~ the Company (to the attention of Paolo Amoruso, Corporate Secretary) at 12012 Wickchester Lane, Suite 475 Houston, Texas 77079 (we do not recommend this).

Although a revocation is effective if delivered to the Company, we request that either the original or a copy of any revocation be emailed to us at info@empowercap.com ~~or mailed to Empower Capital at [ ]~~, so that we will be aware of all revocations. You may also email us at info@empowercap.com for assistance with sending a copy of the revocation.

IF YOU PREVIOUSLY SIGNED AND RETURNED A WHITE PROXY CARD TO THE COMPANY, WE URGE YOU TO REVOKE IT BY ~~(1) MARKING, SIGNING, DATING AND RETURNING THE **GOLD** PROXY CARD,~~ (1~~2~~) PROVIDING INSTRUCTIONS BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES OF COMMON STOCK VOTED IN ACCORDANCE WITH THE **GOLD** PROXY CARD, OR (2~~3~~) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON WITH YOUR GOLD PROXY CARD~~OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO ME~~.

Other Matters to be Considered at the Annual Meeting

Except as set forth above, we are not aware of any other matters to be brought before the Annual Meeting. Should other matters properly be brought before the Annual Meeting, the attached **GOLD** proxy card, when duly executed, will give us discretionary authority to vote on all such other matters and on all matters incident to the conduct of the Annual Meeting. In furtherance of the foregoing, should the Board, management or any other stockholder bring before the Annual Meeting any proposal to adjourn the Annual Meeting, the attached **GOLD** proxy card, when duly executed, will give us the discretionary authority to vote on such adjournment proposal.

Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

SOLICITATION OF PROXIES

We have entered into an agreement with a~~n~~ transaction and proxy advisory firm to help conduct our proxy solicitation process~~-~~, for which this firm will receive a fee not to exceed $27,500~~[-]~~, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses. Proxies may be solicited from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries in person and by mail, phone, publication and electronic means. We will request such individuals and institutions to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. We will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.

Total costs related to this solicitation of proxies are expected to be approximately $65,000~~[-]~~, of which approximately $45,000~~[-]~~ has been expended to date. We will pay the costs of this solicitation of proxies, including the cost of preparing, assembling and mailing ~~this~~ proxy materials to stockholders. The cost for solicitation may be sought from the registrant.

ADDITIONAL INFORMATION

Please refer to the Company Proxy Statement for the following information:

- the date by which proposals of stockholders intended to be presented at the ~~2016~~ annual meeting of stockholders must be received by the Company in order to be included in the Company's proxy materials for that meeting;
- the date by which the submission of nominees of stockholders intended to be nominated as directors at the ~~2016~~ annual meeting of stockholders must be received by the Company in order to be included in the Company's proxy materials for that meeting;
- information regarding the securities of the Company held by the Company's directors, nominees, executive officers and beneficial holders of more than five percent of the Common Stock, and
- information concerning the Company's compensation policies and compensation paid or payable to the Company's executive officers and directors.

~~We take no responsibility for the accuracy or completeness of any information or statements contained in the Company Proxy Statement, including any such information or statements appearing herein.~~

ANNEX A

~~BENEFICIAL OWNERSHIP IN, AND TRANSACTIONS IN SECURITIES OF,~~

~~THE COMPANY DURING THE PAST TWO YEARS~~INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The address of all the participants is c/o Empower Capital, 772 St. Nicholas Avenue, #41, New York, NY 10031. James Wilson beneficially owns one share of Common Stock purchased on October 26th 2015 for $1.27. Except for James Wilson, none of the participants owns of record nor owns beneficially, directly or indirectly, securities in the registrant.

~~As of December 23, 2015, James Wilson beneficially owns one share of Common Stock. James Wilson's business address is at [-].~~

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VOTE BY INTERNET — www.proxyvote.com[ ]

Use the Internet to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date [ ]. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE — [ ]1-800-454-8683

Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the meeting date[ ]. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Although it is possible to vote by mail, we recommend that you vote by internet or phone to ensure that your vote is received on time.

To vote by mail, mMark, sign and date your proxy card and return it in the postage-paid envelope that has been provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717[ ].

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

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THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

HYPERDYNAMICS CORPORATION   *Preliminary Copy*

		For All	Withhold All	For All Expect
1.	We recommend you vote FOR the election of the below nominees in Proposal 1:	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For all Except" and write the number(s) of the nominee(s) on the line below:

_____

01) Dr. Gerald Bailey   03) James Wilson
02) William Hayden   04) Andrew Windham

		For	Against	Abstain
2.	We recommend you vote FOR Proposal 2:			
	To ratify the appointment of Hein & Associates LLP as the Company's Independent auditor for the fiscal year end June 30, 2016.	☐	☐	☐
3.	We recommend you vote AGAINST Proposal 3:	For	Against	Abstain
	To approve the executive compensation of the Company's named executive officers.	☐	☐	☐
4.	We recommend you vote FOR Proposal 4:	For	Against	Abstain
	To amend the Company's 2010 equity incentive plan to increase the number of shares available for issuance under the 2010 Plan by 750,000 shares (from 1,250,000 to 2,000,000)	☐	☐	☐

The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned. If no direction is made, this proxy will be voted FOR each of the nominees listed in Proposal 1, FOR Proposal 2, AGAINST Proposal 3, and FOR Proposal 4. In any other matters properly come before the meeting, the persons named in this proxy will vote in their discretion. Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please add your title as such. When signing as joint tenants, all parties in the joint tenancy must sign. If a signer is a corporation, please sign in full corporate name by duly authorized officer.

Signature [PLEASE SIGN WITHING BOX] Date	Signature (Joint Owners) Date

---

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

HYPERDYNAMICS CORPORATION

		For All	Withhold All	For All Expect
1.	We recommend you vote FOR the election of the below nominees in Proposal 1:	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For all Except" and write the number(s) of the nominee(s) on the line below:

_____

01) Dr. Gerald Bailey   04) Andrew Windham
02) William Hayden   05) Patricia N. Moller
03) James Wilson   06) Ian Norbury

		For	Against	Abstain
2.	We recommend you vote FOR Proposal 2:			
	To ratify the appointment of Hein & Associates LLP as the Company's Independent auditor for the fiscal year end June 30, 2016.	☐	☐	☐
3.	We recommend you vote AGAINST Proposal 3:	For	Against	Abstain
	To approve the executive compensation of the Company's named executive officers.	☐	☐	☐
4.	We recommend you vote FOR Proposal 4:	For	Against	Abstain
	To amend the Company's 2010 equity incentive plan to increase the number of shares available for issuance under the 2010 Plan by 750,000 shares (from 1,250,000 to 2,000,000)	☐	☐	☐

The shares represented by this proxy when properly executed will be voted in the manner directed herein by the undersigned. If no direction is made, this proxy will be voted FOR each of the nominees listed in Proposal 1, FOR Proposal 2, AGAINST Proposal 3, and FOR Proposal 4. In any other matters properly come before the meeting, the persons named in this proxy will vote in their discretion. Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please add your title as such. When signing as joint tenants, all parties in the joint tenancy must sign. If a signer is a corporation, please sign in full corporate name by duly authorized officer.

Signature [PLEASE SIGN WITHING BOX] Date	Signature (Joint Owners) Date

HYPERDYNAMICS CORPORATION

THIS GOLD PROXY IS SOLICITED ON BEHALF OF EMPOWER CAPITAL AND JAMES WILSON

THE BOARD OF DIRECTORS IS NOT SOLICITING THIS PROXY

ANNUAL MEETING OF STOCKHOLDERS

JANUARY 27, 2016

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders To Be Held on January 27, 2016:

The Notice, Proxy Statement, Proxy Card and Form 10-K are available on the Securities and Exchange Commission website at http://www.sec.gov at [•].

HYPERDYNAMICS CORPORATION *Preliminary Copy*

THIS GOLD PROXY IS SOLICITED ON BEHALF OF EMPOWER CAPITAL AND JAMES WILSON

THE BOARD OF DIRECTORS IS NOT SOLICITING THIS PROXY

ANNUAL MEETING OF STOCKHOLDERS

JANUARY 27, 2016

The undersigned stockholder appoints Empower Capital and James Wilson ("we"), or either of them, as proxies each with the power to appoint his substitute, and authorizes each of them to represent and to vote as designated on the reverse side of this proxy card, all the shares of common stock of Hyperdynamics Corporation (the "Company") that the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company to be held at the Hotel Sorella City Centre at 800 Sorella Court, Houston, TX 77024, on Wednesday, January 27, 2016 at 9:00 a.m. (CST), and at any adjournment or postponement thereof.

WE RECOMMEND A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES FOR DIRECTOR NAMED ON THE REVERSE SIDE AND "FOR" PROPOSAL 2, "AGAINST" PROPOSAL 3, AND "FOR" PROPOSAL 4.

This proxy, when properly executed, will be voted in the manner directed herein. If no direction is made, this proxy will be voted FOR each of the nominees listed in Proposal 1, FOR Proposal 2, AGAINST Proposal 3, and FOR Proposal 4.

In their discretion, the proxies are authorized to vote upon such other businesses as may properly come before the annual meeting, including matters incident to its conduct or a motion to adjourn or postpone the meeting to another time and/or place for the purpose of soliciting additional proxies.

PLEASE MARK, SIGN, DATE, AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE OR VOTE VIA THE INTERNET OR TELEPONE AS INDICATED ON THE REVERSE SIDE

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

HYPERDYNAMICS CORPORATION

THIS GOLD PROXY IS SOLICITED ON BEHALF OF EMPOWER CAPITAL AND JAMES WILSON

THE BOARD OF DIRECTORS IS NOT SOLICITING THIS PROXY

ANNUAL MEETING OF STOCKHOLDERS

JANUARY 27, 2016

The undersigned stockholder appoints Empower Capital and James Wilson ("we"), or either of them, as proxies each with the power to appoint his substitute, and authorizes each of them to represent and to vote as designated on the reverse side of this proxy card, all the shares of common stock of Hyperdynamics Corporation (the "Company") that the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders of the Company to be held at the Hotel Sorella City Centre at 800 Sorella Court, Houston, TX 77024, on Wednesday, January 27, 2016 at 9:00 a.m. (CST), and at any adjournment or postponement thereof.

WE RECOMMEND A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES FOR DIRECTOR NAMED ON THE REVERSE SIDE AND "FOR" PROPOSAL 2, "AGAINST" PROPOSAL 3, AND "FOR" PROPOSAL 4.

This proxy, when properly executed, will be voted in the manner directed herein. If no direction is made, this proxy will be voted FOR each of the nominees listed in Proposal 1, FOR Proposal 2, AGAINST Proposal 3, and FOR Proposal 4.

In their discretion, the proxies are authorized to vote upon such other businesses as may properly come before the annual meeting, including matters incident to its conduct or a motion to adjourn or postpone the meeting to another time and/or place for the purpose of soliciting additional proxies.

PLEASE MARK, SIGN, DATE, AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE OR VOTE VIA THE INTERNET OR TELEPONE AS INDICATED ON THE REVERSE SIDE

CONTINUED AND TO BE SIGNED ON REVERSE SIDE